ANGLO AMERICAN

02034461

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

7 May, 2002

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 2 May 2002 – Anglo American plc announces agreement to purchase Disputada.
- Press Release dated 7 May 2002 – Anglo American sells Nickel interests in Botswana.
- Various announcements made to the London Stock Exchange re Anglo American Employee Share Ownership Plan and The Butterfield Trust.

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris
Company Secretarial Assistant

Enc - 5 copies
K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN

News Release

2 May 2002

Anglo American plc announces agreement to purchase Disputada

Anglo American plc ("Anglo American") has agreed, subject to fulfilment of certain conditions precedent, to purchase 100% of the interests in the Compañía Minera Disputada de Las Condes Limitada ("CMD") group from Exxon Mobil Corporation ("ExxonMobil") for a total cash consideration of $1.3 billion.

CMD is a world class, integrated copper producer located in Chile and comprising the Los Bronces and El Soldado mines and the Chagres smelter. In 2001, CMD produced 251,900 tonnes of copper at an average operating cash cost of 47 US cents per lb.

Anglo American believes that substantial synergies with its existing Chilean operations will arise from the transaction. These are currently estimated to have a value to Anglo American in excess of $100 million over and above the purchase price. In addition to mine life extension and growth potential arising from the existing and potential future expansion projects, CMD's 70,000 hectare property which hosts the Los Bronces mine also has excellent exploration and exploitation potential.

The acquisition is subject to the completion of due diligence, the execution of a definitive sale and purchase agreement and such regulatory approvals as may be required. It is currently anticipated that the transaction will be completed by 30 June 2002 at which time further financial information on the CMD group will be available.

The purchase price will be payable in cash on completion and will be funded by Anglo American from existing resources. In addition to the purchase price, a price participation arrangement has been agreed in terms of which ExxonMobil will be entitled to a participation in, for a period of three and a half years, incremental value accruing to Anglo American as a result of the LME copper price exceeding certain levels. ExxonMobil will be entitled to receive payments which will amount to between zero and a maximum of $120 million.

Anglo American has declared its firm commitment to strengthening its Base Metals portfolio in a value additive manner through:

- focusing on improving the performance of its existing asset base;
- investing in value enhancing projects within its existing asset portfolio;
- making selective acquisitions of high quality assets; and

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

- identifying non core assets and disposing of them for value when market conditions permit.

The acquisition of CMD represents a major step in upgrading the quality of Anglo American's Base Metals portfolio. If Anglo American had owned the assets in 2001, its attributable copper production from continuing (primary) copper operations, (note i), would have been in excess of 625,000 tonnes at an average operating cash cost of below 50 US cents per lb.

Tony Trahar, Chief Executive of Anglo American commented "The acquisition of Disputada, a proven long life, low cost, copper business, constitutes a major strategic strengthening of our Base Metals portfolio. It offers attractive exploration and growth prospects, synergies with our existing operations and reinforces our commitment to Chile and the region. The Disputada mines are an excellent addition to Anglo American's portfolio of world class mining and natural resource assets."

For further information:

London:

Investor Relations	**Media Relations**
Nick von Schirnding	Kate Aindow
+44 20 7698 8540	+44 20 7698 8619

Johannesburg:

Investor Relations	**Media Relations**
Anne Dunn	Marion Dixon
+27 11 638 4730	+27 11 638 3001

Dresdner Kleinwort Wasserstein is acting as financial adviser to Anglo American.

Background Notes for Editors:

1. Description of assets
2. Further exploration / exploitation potential
3. Purchase price / price participation
4. Synergies
5. Anglo American's existing Chilean operations

Note (i): Continuing (primary) copper operations excludes Konkola Copper Mines

1. DESCRIPTION OF ASSETS

Los Bronces mine

Description:	long life, low cost, open pit mine
Location:	65 km north east of Santiago in Chile
2001 production:	171,000 tonnes of copper in concentrate 12,000 tonnes of copper cathode
2001 cash costs:	43 c/lb
Reserves (31/12/00):	457Mt @1.03%Cu, plus 741Mt @ 0.47%Cu leach ore
Life of mine:	minimum 20 years, potential to 30 years. Grade profile relatively flat over life of mine. Significant capital expenditure not required to maintain production.

Added value potential :

- expansion projects currently underway to expand production to 225,000 tpa by 2004
- additional 200 million tonnes of resource grading 0.95% copper identified immediately below or adjacent to existing pit (31/12/00)
- further expansion potential
- synergies

El Soldado mine

Description:	medium life, medium cost, open pit mine and underground mine
Location:	132 km north of Santiago
2001 production:	64,000 tonnes of copper in concentrate 5,000 tonnes of copper cathode
2001 cash costs:	57 c/lb
Reserves (31/12/00):	115Mt @ 1.00%Cu
Life of mine:	16 years

Added value potential :

- nearby exploration
- synergies

Chagres Smelter

Description:	recently modernised (1995) copper smelter
Location:	100 km north of Santiago
2001 production:	144,000 tonnes of copper (anode - 90% / blister -10%) 408,000 tonnes of acid
Process:	Outokumpu flash furnace

Added value potential :

- current capacity - 150,000 tonnes
- further debottlenecking - +10% increase
- synergies

2. FURTHER EXPLORATION / EXPLOITATION POTENTIAL

Los Bronces is located in a 70,000 hectare property owned by CMD which has excellent exploration and exploitation potential. In addition to Los Bronces mine reserves and the immediately adjacent resources, CMD has already identified over 300 million tonnes of additional resources at an average grade of 0.85% copper.

3. PURCHASE PRICE / PRICE PARTICIPATION

- The CMD group is third party debt free.
- A cash consideration of $1.3 billion is payable on completion, such consideration including the assumption by Anglo American of certain intercompany loan accounts.
- The cash consideration will be funded by Anglo American from internal cash resources.
- Price Participation agreement:
  ExxonMobil will be entitled to receive contingent payments, which will amount to between zero and a maximum of $120 million if the average copper price over the next three and a half years exceeds certain agreed threshold levels as detailed below:

	H2 2002	2003	2004	2005
Threshold price [c/lb nominal]	75	87	94	100

  Should, in any period, the copper price exceed the threshold price, Anglo American and ExxonMobil will share equally in the incremental revenues until such time as ExxonMobil has been paid a total cumulative amount of $120 million. If, in any period, the average copper price does not exceed the threshold price, no payments will be made to ExxonMobil. Should the full $120 million not have been paid by the end of 2005, the shortfall will cease to be payable.

  In all years, the threshold levels in each period are higher than those used by Anglo American in its valuation of CMD. Accordingly, price participation payments will only be made to ExxonMobil if the value of CMD is greater than that originally forecast by Anglo American.

4. SYNERGIES

- The synergies between CMD and Anglo American's existing operations in Chile are estimated to exceed a value of $100 million. These include:
  - the Mantos Blancos and CMD head offices will be combined into one head office organisation which will act as a shared services facility for four mines

(Mantos Blancos, Mantoverde, Los Bronces, El Soldado) and the Chagres smelter, as well as continuing to provide input and support to the 44% owned Collahuasi;

- procurement - sulphuric acid and strategic procurement;
- marketing, sales and logistics;
- exploration - the exploration work of the two companies will be integrated
- further scope for substantial improvements in production, productivity and costs.

5. ANGLO AMERICAN'S EXISTING OPERATIONS IN CHILE

Mantos Blancos comprises two 100% owned open pit copper mines. Mantos Blancos is located in the Atacama desert near Antofagasta and Mantoverde is located south of Antofagasta in the Copiapo region. In 2001, copper production was 156,800 tonnes at an average operating cash cost of 57.7 US cents per lb.

Collahuasi is an open pit copper mine located south east of Iquique in Chile. Anglo American has a 44% interest and joint control of Collahuasi. In 2001, copper production was 452,700 tonnes at an average operating cash cost of 39.5 US cents per lb. (Anglo American attributable production - 199,200 tonnes).

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

News Release

2 May 2002

Anglo American plc announces agreement to purchase Disputada

Anglo American plc ("Anglo American") has agreed, subject to fulfilment of certain conditions precedent, to purchase 100% of the interests in the Compañía Minera Disputada de Las Condes Limitada ("CMD") group from Exxon Mobil Corporation ("ExxonMobil") for a total cash consideration of $1.3 billion.

CMD is a world class, integrated copper producer located in Chile and comprising the Los Bronces and El Soldado mines and the Chagres smelter. In 2001, CMD produced 251,900 tonnes of copper at an average operating cash cost of 47 US cents per lb.

Anglo American believes that substantial synergies with its existing Chilean operations will arise from the transaction. These are currently estimated to have a value to Anglo American in excess of $100 million over and above the purchase price. In addition to mine life extension and growth potential arising from the existing and potential future expansion projects, CMD's 70,000 hectare property which hosts the Los Bronces mine also has excellent exploration and exploitation potential.

The acquisition is subject to the completion of due diligence, the execution of a definitive sale and purchase agreement and such regulatory approvals as may be required. It is currently anticipated that the transaction will be completed by 30 June 2002 at which time further financial information on the CMD group will be available.

The purchase price will be payable in cash on completion and will be funded by Anglo American from existing resources. In addition to the purchase price, a price participation arrangement has been agreed in terms of which ExxonMobil will be entitled to a participation in, for a period of three and a half years, incremental value accruing to Anglo American as a result of the LME copper price exceeding certain levels. ExxonMobil will be entitled to receive payments which will amount to between zero and a maximum of $120 million.

Anglo American has declared its firm commitment to strengthening its Base Metals portfolio in a value additive manner through:

- focusing on improving the performance of its existing asset base;
- investing in value enhancing projects within its existing asset portfolio;
- making selective acquisitions of high quality assets; and

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

- identifying non core assets and disposing of them for value when market conditions permit.

The acquisition of CMD represents a major step in upgrading the quality of Anglo American's Base Metals portfolio. If Anglo American had owned the assets in 2001, its attributable copper production from continuing (primary) copper operations, (note i), would have been in excess of 625,000 tonnes at an average operating cash cost of below 50 US cents per lb.

Tony Trahar, Chief Executive of Anglo American commented "The acquisition of Disputada, a proven long life, low cost, copper business, constitutes a major strategic strengthening of our Base Metals portfolio. It offers attractive exploration and growth prospects, synergies with our existing operations and reinforces our commitment to Chile and the region. The Disputada mines are an excellent addition to Anglo American's portfolio of world class mining and natural resource assets."

For further information:

London:

Investor Relations	**Media Relations**
Nick von Schirnding	Kate Aindow
+44 20 7698 8540	+44 20 7698 8619

Johannesburg:

Investor Relations	**Media Relations**
Anne Dunn	Marion Dixon
+27 11 638 4730	+27 11 638 3001

Dresdner Kleinwort Wasserstein is acting as financial adviser to Anglo American.

Background Notes for Editors:

1. Description of assets
2. Further exploration / exploitation potential
3. Purchase price / price participation
4. Synergies
5. Anglo American's existing Chilean operations

Note (i): Continuing (primary) copper operations excludes Konkola Copper Mines

1. DESCRIPTION OF ASSETS

<u>Los Bronces mine</u>

Description:	long life, low cost, open pit mine
Location:	65 km north east of Santiago in Chile
2001 production:	171,000 tonnes of copper in concentrate 12,000 tonnes of copper cathode
2001 cash costs:	43 c/lb
Reserves (31/12/00):	457Mt @1.03%Cu, plus 741Mt @ 0.47%Cu leach ore
Life of mine:	minimum 20 years, potential to 30 years. Grade profile relatively flat over life of mine. Significant capital expenditure not required to maintain production.

Added value potential :

- expansion projects currently underway to expand production to 225,000 tpa by 2004
- additional 200 million tonnes of resource grading 0.95% copper identified immediately below or adjacent to existing pit (31/12/00)
- further expansion potential
- synergies

<u>El Soldado mine</u>

Description:	medium life, medium cost, open pit mine and underground mine
Location:	132 km north of Santiago
2001 production:	64,000 tonnes of copper in concentrate 5,000 tonnes of copper cathode
2001 cash costs:	57 c/lb
Reserves (31/12/00):	115Mt @ 1.00%Cu
Life of mine:	16 years

Added value potential :

- nearby exploration
- synergies

<u>Chagres Smelter</u>

Description:	recently modernised (1995) copper smelter
Location:	100 km north of Santiago
2001 production:	144,000 tonnes of copper (anode - 90% / blister -10%) 408,000 tonnes of acid
Process:	Outokumpu flash furnace

Added value potential :

- current capacity - 150,000 tonnes
- further debottlenecking - +10% increase
- synergies

2. FURTHER EXPLORATION / EXPLOITATION POTENTIAL

Los Bronces is located in a 70,000 hectare property owned by CMD which has excellent exploration and exploitation potential. In addition to Los Bronces mine reserves and the immediately adjacent resources, CMD has already identified over 300 million tonnes of additional resources at an average grade of 0.85% copper.

3. PURCHASE PRICE / PRICE PARTICIPATION

- The CMD group is third party debt free.
- A cash consideration of $1.3 billion is payable on completion, such consideration including the assumption by Anglo American of certain intercompany loan accounts.
- The cash consideration will be funded by Anglo American from internal cash resources.
- Price Participation agreement:
  ExxonMobil will be entitled to receive contingent payments, which will amount to between zero and a maximum of $120 million if the average copper price over the next three and a half years exceeds certain agreed threshold levels as detailed below:

	H2 2002	2003	2004	2005
Threshold price [c/lb nominal]	75	87	94	100

  Should, in any period, the copper price exceed the threshold price, Anglo American and ExxonMobil will share equally in the incremental revenues until such time as ExxonMobil has been paid a total cumulative amount of $120 million. If, in any period, the average copper price does not exceed the threshold price, no payments will be made to ExxonMobil. Should the full $120 million not have been paid by the end of 2005, the shortfall will cease to be payable.

  In all years, the threshold levels in each period are higher than those used by Anglo American in its valuation of CMD. Accordingly, price participation payments will only be made to ExxonMobil if the value of CMD is greater than that originally forecast by Anglo American.

4. SYNERGIES

- The synergies between CMD and Anglo American's existing operations in Chile are estimated to exceed a value of $100 million. These include:
  - the Mantos Blancos and CMD head offices will be combined into one head office organisation which will act as a shared services facility for four mines

(Mantos Blancos, Mantoverde, Los Bronces, El Soldado) and the Chagres smelter, as well as continuing to provide input and support to the 44% owned Collahuasi;

- procurement - sulphuric acid and strategic procurement;
- marketing, sales and logistics;
- exploration - the exploration work of the two companies will be integrated
- further scope for substantial improvements in production, productivity and costs.

5. ANGLO AMERICAN'S EXISTING OPERATIONS IN CHILE

Mantos Blancos comprises two 100% owned open pit copper mines. Mantos Blancos is located in the Atacama desert near Antofagasta and Mantoverde is located south of Antofagasta in the Copiapo region. In 2001, copper production was 156,800 tonnes at an average operating cash cost of 57.7 US cents per lb.

Collahuasi is an open pit copper mine located south east of Iquique in Chile. Anglo American has a 44% interest and joint control of Collahuasi. In 2001, copper production was 452,700 tonnes at an average operating cash cost of 39.5 US cents per lb. (Anglo American attributable production - 199,200 tonnes).

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

2 May 2002

Anglo American plc announces agreement to purchase Disputada

Anglo American plc ("Anglo American") has agreed, subject to fulfilment of certain conditions precedent, to purchase 100% of the interests in the Compañía Minera Disputada de Las Condes Limitada ("CMD") group from Exxon Mobil Corporation ("ExxonMobil") for a total cash consideration of $1.3 billion.

CMD is a world class, integrated copper producer located in Chile and comprising the Los Bronces and El Soldado mines and the Chagres smelter. In 2001, CMD produced 251,900 tonnes of copper at an average operating cash cost of 47 US cents per lb.

Anglo American believes that substantial synergies with its existing Chilean operations will arise from the transaction. These are currently estimated to have a value to Anglo American in excess of $100 million over and above the purchase price. In addition to mine life extension and growth potential arising from the existing and potential future expansion projects, CMD's 70,000 hectare property which hosts the Los Bronces mine also has excellent exploration and exploitation potential.

The acquisition is subject to the completion of due diligence, the execution of a definitive sale and purchase agreement and such regulatory approvals as may be required. It is currently anticipated that the transaction will be completed by 30 June 2002 at which time further financial information on the CMD group will be available.

The purchase price will be payable in cash on completion and will be funded by Anglo American from existing resources. In addition to the purchase price, a price participation arrangement has been agreed in terms of which ExxonMobil will be entitled to a participation in, for a period of three and a half years, incremental value accruing to Anglo American as a result of the LME copper price exceeding certain levels. ExxonMobil will be entitled to receive payments which will amount to between zero and a maximum of $120 million.

Anglo American has declared its firm commitment to strengthening its Base Metals portfolio in a value additive manner through:

- focusing on improving the performance of its existing asset base;
- investing in value enhancing projects within its existing asset portfolio;
- making selective acquisitions of high quality assets; and

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

- identifying non core assets and disposing of them for value when market conditions permit.

The acquisition of CMD represents a major step in upgrading the quality of Anglo American's Base Metals portfolio. If Anglo American had owned the assets in 2001, its attributable copper production from continuing (primary) copper operations, (note i), would have been in excess of 625,000 tonnes at an average operating cash cost of below 50 US cents per lb.

Tony Trahar, Chief Executive of Anglo American commented "The acquisition of Disputada, a proven long life, low cost, copper business, constitutes a major strategic strengthening of our Base Metals portfolio. It offers attractive exploration and growth prospects, synergies with our existing operations and reinforces our commitment to Chile and the region. The Disputada mines are an excellent addition to Anglo American's portfolio of world class mining and natural resource assets."

For further information:

London:

Investor Relations	**Media Relations**
Nick von Schirnding	Kate Aindow
+44 20 7698 8540	+44 20 7698 8619

Johannesburg:

Investor Relations	**Media Relations**
Anne Dunn	Marion Dixon
+27 11 638 4730	+27 11 638 3001

Dresdner Kleinwort Wasserstein is acting as financial adviser to Anglo American.

Background Notes for Editors:

1. Description of assets
2. Further exploration / exploitation potential
3. Purchase price / price participation
4. Synergies
5. Anglo American's existing Chilean operations

Note (i): Continuing (primary) copper operations excludes Konkola Copper Mines

1. DESCRIPTION OF ASSETS

Los Bronces mine

Description:	long life, low cost, open pit mine
Location:	65 km north east of Santiago in Chile
2001 production:	171,000 tonnes of copper in concentrate 12,000 tonnes of copper cathode
2001 cash costs:	43 c/lb
Reserves (31/12/00):	457Mt @1.03%Cu, plus 741Mt @ 0.47%Cu leach ore
Life of mine:	minimum 20 years, potential to 30 years. Grade profile relatively flat over life of mine. Significant capital expenditure not required to maintain production.

Added value potential :

- expansion projects currently underway to expand production to 225,000 tpa by 2004
- additional 200 million tonnes of resource grading 0.95% copper identified immediately below or adjacent to existing pit (31/12/00)
- further expansion potential
- synergies

El Soldado mine

Description:	medium life, medium cost, open pit mine and underground mine
Location:	132 km north of Santiago
2001 production:	64,000 tonnes of copper in concentrate 5,000 tonnes of copper cathode
2001 cash costs:	57 c/lb
Reserves (31/12/00):	115Mt @ 1.00%Cu
Life of mine:	16 years

Added value potential :

- nearby exploration
- synergies

Chagres Smelter

Description:	recently modernised (1995) copper smelter
Location:	100 km north of Santiago
2001 production:	144,000 tonnes of copper (anode - 90% / blister -10%) 408,000 tonnes of acid
Process:	Outokumpu flash furnace

Added value potential :

- current capacity - 150,000 tonnes
- further debottlenecking - +10% increase
- synergies

2. FURTHER EXPLORATION / EXPLOITATION POTENTIAL

Los Bronces is located in a 70,000 hectare property owned by CMD which has excellent exploration and exploitation potential. In addition to Los Bronces mine reserves and the immediately adjacent resources, CMD has already identified over 300 million tonnes of additional resources at an average grade of 0.85% copper.

3. PURCHASE PRICE / PRICE PARTICIPATION

- The CMD group is third party debt free.
- A cash consideration of $1.3 billion is payable on completion, such consideration including the assumption by Anglo American of certain intercompany loan accounts.
- The cash consideration will be funded by Anglo American from internal cash resources.
- Price Participation agreement:
  ExxonMobil will be entitled to receive contingent payments, which will amount to between zero and a maximum of $120 million if the average copper price over the next three and a half years exceeds certain agreed threshold levels as detailed below:

	H2 2002	2003	2004	2005
Threshold price [c/lb nominal]	75	87	94	100

  Should, in any period, the copper price exceed the threshold price, Anglo American and ExxonMobil will share equally in the incremental revenues until such time as ExxonMobil has been paid a total cumulative amount of $120 million. If, in any period, the average copper price does not exceed the threshold price, no payments will be made to ExxonMobil. Should the full $120 million not have been paid by the end of 2005, the shortfall will cease to be payable.

  In all years, the threshold levels in each period are higher than those used by Anglo American in its valuation of CMD. Accordingly, price participation payments will only be made to ExxonMobil if the value of CMD is greater than that originally forecast by Anglo American.

4. SYNERGIES

- The synergies between CMD and Anglo American's existing operations in Chile are estimated to exceed a value of $100 million. These include:
  - the Mantos Blancos and CMD head offices will be combined into one head office organisation which will act as a shared services facility for four mines

(Mantos Blancos, Mantoverde, Los Bronces, El Soldado) and the Chagres smelter, as well as continuing to provide input and support to the 44% owned Collahuasi;

- procurement - sulphuric acid and strategic procurement;
- marketing, sales and logistics;
- exploration - the exploration work of the two companies will be integrated
- further scope for substantial improvements in production, productivity and costs.

5. ANGLO AMERICAN'S EXISTING OPERATIONS IN CHILE

Mantos Blancos comprises two 100% owned open pit copper mines. Mantos Blancos is located in the Atacama desert near Antofagasta and Mantoverde is located south of Antofagasta in the Copiapo region. In 2001, copper production was 156,800 tonnes at an average operating cash cost of 57.7 US cents per lb.

Collahuasi is an open pit copper mine located south east of Iquique in Chile. Anglo American has a 44% interest and joint control of Collahuasi. In 2001, copper production was 452,700 tonnes at an average operating cash cost of 39.5 US cents per lb. (Anglo American attributable production - 199,200 tonnes).

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

2 May 2002

Anglo American plc announces agreement to purchase Disputada

Anglo American plc ("Anglo American") has agreed, subject to fulfilment of certain conditions precedent, to purchase 100% of the interests in the Compañía Minera Disputada de Las Condes Limitada ("CMD") group from Exxon Mobil Corporation ("ExxonMobil") for a total cash consideration of $1.3 billion.

CMD is a world class, integrated copper producer located in Chile and comprising the Los Bronces and El Soldado mines and the Chagres smelter. In 2001, CMD produced 251,900 tonnes of copper at an average operating cash cost of 47 US cents per lb.

Anglo American believes that substantial synergies with its existing Chilean operations will arise from the transaction. These are currently estimated to have a value to Anglo American in excess of $100 million over and above the purchase price. In addition to mine life extension and growth potential arising from the existing and potential future expansion projects, CMD's 70,000 hectare property which hosts the Los Bronces mine also has excellent exploration and exploitation potential.

The acquisition is subject to the completion of due diligence, the execution of a definitive sale and purchase agreement and such regulatory approvals as may be required. It is currently anticipated that the transaction will be completed by 30 June 2002 at which time further financial information on the CMD group will be available.

The purchase price will be payable in cash on completion and will be funded by Anglo American from existing resources. In addition to the purchase price, a price participation arrangement has been agreed in terms of which ExxonMobil will be entitled to a participation in, for a period of three and a half years, incremental value accruing to Anglo American as a result of the LME copper price exceeding certain levels. ExxonMobil will be entitled to receive payments which will amount to between zero and a maximum of $120 million.

Anglo American has declared its firm commitment to strengthening its Base Metals portfolio in a value additive manner through:

- focusing on improving the performance of its existing asset base;
- investing in value enhancing projects within its existing asset portfolio;
- making selective acquisitions of high quality assets; and

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

- identifying non core assets and disposing of them for value when market conditions permit.

The acquisition of CMD represents a major step in upgrading the quality of Anglo American's Base Metals portfolio. If Anglo American had owned the assets in 2001, its attributable copper production from continuing (primary) copper operations, (note i), would have been in excess of 625,000 tonnes at an average operating cash cost of below 50 US cents per lb.

Tony Trahar, Chief Executive of Anglo American commented "The acquisition of Disputada, a proven long life, low cost, copper business, constitutes a major strategic strengthening of our Base Metals portfolio. It offers attractive exploration and growth prospects, synergies with our existing operations and reinforces our commitment to Chile and the region. The Disputada mines are an excellent addition to Anglo American's portfolio of world class mining and natural resource assets."

For further information:

London:

Investor Relations	**Media Relations**
Nick von Schirnding	Kate Aindow
+44 20 7698 8540	+44 20 7698 8619

Johannesburg:

Investor Relations	**Media Relations**
Anne Dunn	Marion Dixon
+27 11 638 4730	+27 11 638 3001

Dresdner Kleinwort Wasserstein is acting as financial adviser to Anglo American.

Background Notes for Editors:

1. Description of assets
2. Further exploration / exploitation potential
3. Purchase price / price participation
4. Synergies
5. Anglo American's existing Chilean operations

Note (i): Continuing (primary) copper operations excludes Konkola Copper Mines

1. DESCRIPTION OF ASSETS

Los Bronces mine

Description:	long life, low cost, open pit mine
Location:	65 km north east of Santiago in Chile
2001 production:	171,000 tonnes of copper in concentrate 12,000 tonnes of copper cathode
2001 cash costs:	43 c/lb
Reserves (31/12/00):	457Mt @1.03%Cu, plus 741Mt @ 0.47%Cu leach ore
Life of mine:	minimum 20 years, potential to 30 years. Grade profile relatively flat over life of mine. Significant capital expenditure not required to maintain production.

Added value potential :

- expansion projects currently underway to expand production to 225,000 tpa by 2004
- additional 200 million tonnes of resource grading 0.95% copper identified immediately below or adjacent to existing pit (31/12/00)
- further expansion potential
- synergies

El Soldado mine

Description:	medium life, medium cost, open pit mine and underground mine
Location:	132 km north of Santiago
2001 production:	64,000 tonnes of copper in concentrate 5,000 tonnes of copper cathode
2001 cash costs:	57 c/lb
Reserves (31/12/00):	115Mt @ 1.00%Cu
Life of mine:	16 years

Added value potential :

- nearby exploration
- synergies

Chagres Smelter

Description:	recently modernised (1995) copper smelter
Location:	100 km north of Santiago
2001 production:	144,000 tonnes of copper (anode - 90% / blister -10%) 408,000 tonnes of acid
Process:	Outokumpu flash furnace

Added value potential :

- current capacity - 150,000 tonnes
- further debottlenecking - +10% increase
- synergies

2. FURTHER EXPLORATION / EXPLOITATION POTENTIAL

Los Bronces is located in a 70,000 hectare property owned by CMD which has excellent exploration and exploitation potential. In addition to Los Bronces mine reserves and the immediately adjacent resources, CMD has already identified over 300 million tonnes of additional resources at an average grade of 0.85% copper.

3. PURCHASE PRICE / PRICE PARTICIPATION

- The CMD group is third party debt free.
- A cash consideration of $1.3 billion is payable on completion, such consideration including the assumption by Anglo American of certain intercompany loan accounts.
- The cash consideration will be funded by Anglo American from internal cash resources.
- Price Participation agreement:
  ExxonMobil will be entitled to receive contingent payments, which will amount to between zero and a maximum of $120 million if the average copper price over the next three and a half years exceeds certain agreed threshold levels as detailed below:

	H2 2002	2003	2004	2005
Threshold price [c/lb nominal]	75	87	94	100

  Should, in any period, the copper price exceed the threshold price, Anglo American and ExxonMobil will share equally in the incremental revenues until such time as ExxonMobil has been paid a total cumulative amount of $120 million. If, in any period, the average copper price does not exceed the threshold price, no payments will be made to ExxonMobil. Should the full $120 million not have been paid by the end of 2005, the shortfall will cease to be payable.

  In all years, the threshold levels in each period are higher than those used by Anglo American in its valuation of CMD. Accordingly, price participation payments will only be made to ExxonMobil if the value of CMD is greater than that originally forecast by Anglo American.

4. SYNERGIES

- The synergies between CMD and Anglo American's existing operations in Chile are estimated to exceed a value of $100 million. These include:
  - the Mantos Blancos and CMD head offices will be combined into one head office organisation which will act as a shared services facility for four mines

(Mantos Blancos, Mantoverde, Los Bronces, El Soldado) and the Chagres smelter, as well as continuing to provide input and support to the 44% owned Collahuasi;

- procurement - sulphuric acid and strategic procurement;
- marketing, sales and logistics;
- exploration - the exploration work of the two companies will be integrated
- further scope for substantial improvements in production, productivity and costs.

5. ANGLO AMERICAN'S EXISTING OPERATIONS IN CHILE

Mantos Blancos comprises two 100% owned open pit copper mines. Mantos Blancos is located in the Atacama desert near Antofagasta and Mantoverde is located south of Antofagasta in the Copiapo region. In 2001, copper production was 156,800 tonnes at an average operating cash cost of 57.7 US cents per lb.

Collahuasi is an open pit copper mine located south east of Iquique in Chile. Anglo American has a 44% interest and joint control of Collahuasi. In 2001, copper production was 452,700 tonnes at an average operating cash cost of 39.5 US cents per lb. (Anglo American attributable production - 199,200 tonnes).

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

2 May 2002

Anglo American plc announces agreement to purchase Disputada

Anglo American plc ("Anglo American") has agreed, subject to fulfilment of certain conditions precedent, to purchase 100% of the interests in the Compañía Minera Disputada de Las Condes Limitada ("CMD") group from Exxon Mobil Corporation ("ExxonMobil") for a total cash consideration of $1.3 billion.

CMD is a world class, integrated copper producer located in Chile and comprising the Los Bronces and El Soldado mines and the Chagres smelter. In 2001, CMD produced 251,900 tonnes of copper at an average operating cash cost of 47 US cents per lb.

Anglo American believes that substantial synergies with its existing Chilean operations will arise from the transaction. These are currently estimated to have a value to Anglo American in excess of $100 million over and above the purchase price. In addition to mine life extension and growth potential arising from the existing and potential future expansion projects, CMD's 70,000 hectare property which hosts the Los Bronces mine also has excellent exploration and exploitation potential.

The acquisition is subject to the completion of due diligence, the execution of a definitive sale and purchase agreement and such regulatory approvals as may be required. It is currently anticipated that the transaction will be completed by 30 June 2002 at which time further financial information on the CMD group will be available.

The purchase price will be payable in cash on completion and will be funded by Anglo American from existing resources. In addition to the purchase price, a price participation arrangement has been agreed in terms of which ExxonMobil will be entitled to a participation in, for a period of three and a half years, incremental value accruing to Anglo American as a result of the LME copper price exceeding certain levels. ExxonMobil will be entitled to receive payments which will amount to between zero and a maximum of $120 million.

Anglo American has declared its firm commitment to strengthening its Base Metals portfolio in a value additive manner through:

- focusing on improving the performance of its existing asset base;
- investing in value enhancing projects within its existing asset portfolio;
- making selective acquisitions of high quality assets; and

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

- identifying non core assets and disposing of them for value when market conditions permit.

The acquisition of CMD represents a major step in upgrading the quality of Anglo American's Base Metals portfolio. If Anglo American had owned the assets in 2001, its attributable copper production from continuing (primary) copper operations, (note i), would have been in excess of 625,000 tonnes at an average operating cash cost of below 50 US cents per lb.

Tony Trahar, Chief Executive of Anglo American commented "The acquisition of Disputada, a proven long life, low cost, copper business, constitutes a major strategic strengthening of our Base Metals portfolio. It offers attractive exploration and growth prospects, synergies with our existing operations and reinforces our commitment to Chile and the region. The Disputada mines are an excellent addition to Anglo American's portfolio of world class mining and natural resource assets."

For further information:

London:

Investor Relations	**Media Relations**
Nick von Schirnding	Kate Aindow
+44 20 7698 8540	+44 20 7698 8619

Johannesburg:

Investor Relations	**Media Relations**
Anne Dunn	Marion Dixon
+27 11 638 4730	+27 11 638 3001

Dresdner Kleinwort Wasserstein is acting as financial adviser to Anglo American.

Background Notes for Editors:

1. Description of assets
2. Further exploration / exploitation potential
3. Purchase price / price participation
4. Synergies
5. Anglo American's existing Chilean operations

Note (i): Continuing (primary) copper operations excludes Konkola Copper Mines

1. DESCRIPTION OF ASSETS

Los Bronces mine

Description: long life, low cost, open pit mine
Location: 65 km north east of Santiago in Chile
2001 production: 171,000 tonnes of copper in concentrate
12,000 tonnes of copper cathode
2001 cash costs: 43 c/lb
Reserves (31/12/00): 457Mt @1.03%Cu, plus 741Mt @ 0.47%Cu leach ore
Life of mine: minimum 20 years, potential to 30 years. Grade profile relatively flat over life of mine. Significant capital expenditure not required to maintain production.

Added value potential :

- expansion projects currently underway to expand production to 225,000 tpa by 2004
- additional 200 million tonnes of resource grading 0.95% copper identified immediately below or adjacent to existing pit (31/12/00)
- further expansion potential
- synergies

El Soldado mine

Description: medium life, medium cost, open pit mine and underground mine
Location: 132 km north of Santiago
2001 production: 64,000 tonnes of copper in concentrate
5,000 tonnes of copper cathode
2001 cash costs: 57 c/lb
Reserves (31/12/00): 115Mt @ 1.00%Cu
Life of mine: 16 years

Added value potential :

- nearby exploration
- synergies

Chagres Smelter

Description: recently modernised (1995) copper smelter
Location: 100 km north of Santiago
2001 production: 144,000 tonnes of copper (anode - 90% / blister -10%)
408,000 tonnes of acid
Process: Outokumpu flash furnace

Added value potential :

- current capacity - 150,000 tonnes
- further debottlenecking - +10% increase
- synergies

2. FURTHER EXPLORATION / EXPLOITATION POTENTIAL

Los Bronces is located in a 70,000 hectare property owned by CMD which has excellent exploration and exploitation potential. In addition to Los Bronces mine reserves and the immediately adjacent resources, CMD has already identified over 300 million tonnes of additional resources at an average grade of 0.85% copper.

3. PURCHASE PRICE / PRICE PARTICIPATION

- The CMD group is third party debt free.
- A cash consideration of $1.3 billion is payable on completion, such consideration including the assumption by Anglo American of certain intercompany loan accounts.
- The cash consideration will be funded by Anglo American from internal cash resources.
- Price Participation agreement:
  ExxonMobil will be entitled to receive contingent payments, which will amount to between zero and a maximum of $120 million if the average copper price over the next three and a half years exceeds certain agreed threshold levels as detailed below:

	H2 2002	2003	2004	2005
Threshold price [c/lb nominal]	75	87	94	100

  Should, in any period, the copper price exceed the threshold price, Anglo American and ExxonMobil will share equally in the incremental revenues until such time as ExxonMobil has been paid a total cumulative amount of $120 million. If, in any period, the average copper price does not exceed the threshold price, no payments will be made to ExxonMobil. Should the full $120 million not have been paid by the end of 2005, the shortfall will cease to be payable.

  In all years, the threshold levels in each period are higher than those used by Anglo American in its valuation of CMD. Accordingly, price participation payments will only be made to ExxonMobil if the value of CMD is greater than that originally forecast by Anglo American.

4. SYNERGIES

- The synergies between CMD and Anglo American's existing operations in Chile are estimated to exceed a value of $100 million. These include:
  - the Mantos Blancos and CMD head offices will be combined into one head office organisation which will act as a shared services facility for four mines

(Mantos Blancos, Mantoverde, Los Bronces, El Soldado) and the Chagres smelter, as well as continuing to provide input and support to the 44% owned Collahuasi;

- procurement - sulphuric acid and strategic procurement;
- marketing, sales and logistics;
- exploration - the exploration work of the two companies will be integrated
- further scope for substantial improvements in production, productivity and costs.

5. ANGLO AMERICAN'S EXISTING OPERATIONS IN CHILE

Mantos Blancos comprises two 100% owned open pit copper mines. Mantos Blancos is located in the Atacama desert near Antofagasta and Mantoverde is located south of Antofagasta in the Copiapo region. In 2001, copper production was 156,800 tonnes at an average operating cash cost of 57.7 US cents per lb.

Collahuasi is an open pit copper mine located south east of Iquique in Chile. Anglo American has a 44% interest and joint control of Collahuasi. In 2001, copper production was 452,700 tonnes at an average operating cash cost of 39.5 US cents per lb. (Anglo American attributable production - 199,200 tonnes).

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

News Release

7 May 2002

ANGLO AMERICAN SELLS NICKEL INTERESTS IN BOTSWANA

Anglo American plc ("Anglo American") announces that it has signed heads of agreement for LionOre Mining International Limited ("LionOre") of Canada, to acquire Anglo American's nickel interests in Botswana for US$75.9 million in cash. These interests comprise 43.35% in Tati Nickel Mining Company (Pty) Limited ("Tati"), a 12.65% stake in Botswana RST Limited (which owns 85% of BCL Limited) and a 7.5% direct interest in BCL Limited. This acquisition will result in LionOre owning 85% of Tati, (with the Government of Botswana retaining its holding of 15%).

The transaction is subject to satisfaction of a number of conditions precedent including receiving appropriate approvals from the Government of Botswana and the signing of a binding legal agreement.

For further information contact:

London:
Investor Relations
Nick von Schirnding +44 20 7698 8540

Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn +27 11 638 4730

Media Relations
Marion Dixon +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

Tati Nickel, operates two mines, Selkirk (underground) and Phoenix (open cast), near Francistown, Botswana. The ore from Selkirk is concentrated and then smelted on a toll basis at a plant owned by BCL Limited at Selebi-Phikwe, also in Botswana. The ore from Phoenix is treated at the mine then further upgraded and smelted at BCL with the resultant matte sent to third parties for refining. Tati is currently commissioning an expansion project which will double annual production. In 2001 *Tati produced 6,305 tonnes of nickel and 2,157 tonnes of copper.*

BCL mines and processes ore in Botswana to produce copper, nickel and small quantities of cobalt. In 2001 BCL produced 12,600 tonnes of nickel and 14,900 tonnes of copper in the form of matte.

LionOre Mining International Ltd is an international mining company listed on the Toronto stock exchange with interests in Botswana and Australia. The company owns 41.65% of Tati and its interests in Australia include the Emily Ann nickel mine, the Maggie Hays nickel sulphide deposit and the Thunderbox gold project (www.lionore.com).

ANGLO AMERICAN

News Release

7 May 2002

ANGLO AMERICAN SELLS NICKEL INTERESTS IN BOTSWANA

Anglo American plc ("Anglo American") announces that it has signed heads of agreement for LionOre Mining International Limited ("LionOre") of Canada, to acquire Anglo American's nickel interests in Botswana for US$75.9 million in cash. These interests comprise 43.35% in Tati Nickel Mining Company (Pty) Limited ("Tati"), a 12.65% stake in Botswana RST Limited (which owns 85% of BCL Limited) and a 7.5% direct interest in BCL Limited. This acquisition will result in LionOre owning 85% of Tati, (with the Government of Botswana retaining its holding of 15%).

The transaction is subject to satisfaction of a number of conditions precedent including receiving appropriate approvals from the Government of Botswana and the signing of a binding legal agreement.

For further information contact:

London:
Investor Relations
Nick von Schirnding +44 20 7698 8540

Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn +27 11 638 4730

Media Relations
Marion Dixon +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

Tati Nickel, operates two mines, Selkirk (underground) and Phoenix (open cast), near Francistown, Botswana. The ore from Selkirk is concentrated and then smelted on a toll basis at a plant owned by BCL Limited at Selebi-Phikwe, also in Botswana. The ore from Phoenix is treated at the mine then further upgraded and smelted at BCL with the resultant matte sent to third parties for refining. Tati is currently commissioning an expansion project which will double annual production. In 2001 Tati produced 6,305 tonnes of nickel and 2,157 tonnes of copper.

BCL mines and processes ore in Botswana to produce copper, nickel and small quantities of cobalt. In 2001 BCL produced 12,600 tonnes of nickel and 14,900 tonnes of copper in the form of matte.

LionOre Mining International Ltd is an international mining company listed on the Toronto stock exchange with interests in Botswana and Australia. The company owns 41.65% of Tati and its interests in Australia include the Emily Ann nickel mine, the Maggie Hays nickel sulphide deposit and the Thunderbox gold project (www.lionore.com).

ANGLO AMERICAN

News Release

7 May 2002

ANGLO AMERICAN SELLS NICKEL INTERESTS IN BOTSWANA

Anglo American plc ("Anglo American") announces that it has signed heads of agreement for LionOre Mining International Limited ("LionOre") of Canada, to acquire Anglo American's nickel interests in Botswana for US$75.9 million in cash. These interests comprise 43.35% in Tati Nickel Mining Company (Pty) Limited ("Tati"), a 12.65% stake in Botswana RST Limited (which owns 85% of BCL Limited) and a 7.5% direct interest in BCL Limited. This acquisition will result in LionOre owning 85% of Tati, (with the Government of Botswana retaining its holding of 15%).

The transaction is subject to satisfaction of a number of conditions precedent including receiving appropriate approvals from the Government of Botswana and the signing of a binding legal agreement.

For further information contact:

London:
Investor Relations
Nick von Schirnding +44 20 7698 8540

Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn +27 11 638 4730

Media Relations
Marion Dixon +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

Tati Nickel, operates two mines, Selkirk (underground) and Phoenix (open cast), near Francistown, Botswana. The ore from Selkirk is concentrated and then smelted on a toll basis at a plant owned by BCL Limited at Selebi-Phikwe, also in Botswana. The ore from Phoenix is treated at the mine then further upgraded and smelted at BCL with the resultant matte sent to third parties for refining. Tati is currently commissioning an expansion project which will double annual production. In 2001 Tati produced 6,305 tonnes of nickel and 2,157 tonnes of copper.

BCL mines and processes ore in Botswana to produce copper, nickel and small quantities of cobalt. In 2001 BCL produced 12,600 tonnes of nickel and 14,900 tonnes of copper in the form of matte.

LionOre Mining International Ltd is an international mining company listed on the Toronto stock exchange with interests in Botswana and Australia. The company owns 41.65% of Tati and its interests in Australia include the Emily Ann nickel mine, the Maggie Hays nickel sulphide deposit and the Thunderbox gold project (www.lionore.com).

ANGLO AMERICAN

News Release

7 May 2002

ANGLO AMERICAN SELLS NICKEL INTERESTS IN BOTSWANA

Anglo American plc ("Anglo American") announces that it has signed heads of agreement for LionOre Mining International Limited ("LionOre") of Canada, to acquire Anglo American's nickel interests in Botswana for US$75.9 million in cash. These interests comprise 43.35% in Tati Nickel Mining Company (Pty) Limited ("Tati"), a 12.65% stake in Botswana RST Limited (which owns 85% of BCL Limited) and a 7.5% direct interest in BCL Limited. This acquisition will result in LionOre owning 85% of Tati, (with the Government of Botswana retaining its holding of 15%).

The transaction is subject to satisfaction of a number of conditions precedent including receiving appropriate approvals from the Government of Botswana and the signing of a binding legal agreement.

For further information contact:

London:
Investor Relations
Nick von Schirnding +44 20 7698 8540

Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn +27 11 638 4730

Media Relations
Marion Dixon +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

Tati Nickel, operates two mines, Selkirk (underground) and Phoenix (open cast), near Francistown, Botswana. The ore from Selkirk is concentrated and then smelted on a toll basis at a plant owned by BCL Limited at Selebi-Phikwe, also in Botswana. The ore from Phoenix is treated at the mine then further upgraded and smelted at BCL with the resultant matte sent to third parties for refining. Tati is currently commissioning an expansion project which will double annual production. In 2001 Tati produced 6,305 tonnes of nickel and 2,157 tonnes of copper.

BCL mines and processes ore in Botswana to produce copper, nickel and small quantities of cobalt. In 2001 BCL produced 12,600 tonnes of nickel and 14,900 tonnes of copper in the form of matte.

LionOre Mining International Ltd is an international mining company listed on the Toronto stock exchange with interests in Botswana and Australia. The company owns 41.65% of Tati and its interests in Australia include the Emily Ann nickel mine, the Maggie Hays nickel sulphide deposit and the Thunderbox gold project (www.lionore.com).

ANGLO AMERICAN

News Release

7 May 2002

ANGLO AMERICAN SELLS NICKEL INTERESTS IN BOTSWANA

Anglo American plc ("Anglo American") announces that it has signed heads of agreement for LionOre Mining International Limited ("LionOre") of Canada, to acquire Anglo American's nickel interests in Botswana for US$75.9 million in cash. These interests comprise 43.35% in Tati Nickel Mining Company (Pty) Limited ("Tati"), a 12.65% stake in Botswana RST Limited (which owns 85% of BCL Limited) and a 7.5% direct interest in BCL Limited. This acquisition will result in LionOre owning 85% of Tati, (with the Government of Botswana retaining its holding of 15%).

The transaction is subject to satisfaction of a number of conditions precedent including receiving appropriate approvals from the Government of Botswana and the signing of a binding legal agreement.

For further information contact:

London:
Investor Relations
Nick von Schirnding +44 20 7698 8540

Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn +27 11 638 4730

Media Relations
Marion Dixon +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

Tati Nickel, operates two mines, Selkirk (underground) and Phoenix (open cast), near Francistown, Botswana. The ore from Selkirk is concentrated and then smelted on a toll basis at a plant owned by BCL Limited at Selebi-Phikwe, also in Botswana. The ore from Phoenix is treated at the mine then further upgraded and smelted at BCL with the resultant matte sent to third parties for refining. Tati is currently commissioning an expansion project which will double annual production. In 2001 Tati produced 6,305 tonnes of nickel and 2,157 tonnes of copper.

BCL mines and processes ore in Botswana to produce copper, nickel and small quantities of cobalt. In 2001 BCL produced 12,600 tonnes of nickel and 14,900 tonnes of copper in the form of matte.

LionOre Mining International Ltd is an international mining company listed on the Toronto stock exchange with interests in Botswana and Australia. The company owns 41.65% of Tati and its interests in Australia include the Emily Ann nickel mine, the Maggie Hays nickel sulphide deposit and the Thunderbox gold project (www.lionore.com).

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,324,703 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
01 May 2002	3,278

The Company was advised of these transactions on 02 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

03 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,324,703 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
01 May 2002	3,278

The Company was advised of these transactions on 02 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

03 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,324,703 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
01 May 2002	3,278

The Company was advised of these transactions on 02 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

03 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,324,703 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
01 May 2002	3,278

The Company was advised of these transactions on 02 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

03 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,324,703 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
01 May 2002	3,278

The Company was advised of these transactions on 02 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

03 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,327,981 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
19 April 2002	6,000
24 April 2002	200
25 April 2002	30,000

The Company was advised of these transactions on 25 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

26 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,327,981 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
19 April 2002	6,000
24 April 2002	200
25 April 2002	30,000

The Company was advised of these transactions on 25 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

26 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,327,981 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
19 April 2002	6,000
24 April 2002	200
25 April 2002	30,000

The Company was advised of these transactions on 25 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

26 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,327,981 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
19 April 2002	6,000
24 April 2002	200
25 April 2002	30,000

The Company was advised of these transactions on 25 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

26 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,327,981 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
19 April 2002	6,000
24 April 2002	200
25 April 2002	30,000

The Company was advised of these transactions on 25 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

26 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,364,181 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
12 April 2002	50,796
16 April 2002	3,146
18 April 2002	3,200

The Company was advised of these transactions on 19 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

19 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,364,181 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
12 April 2002	50,796
16 April 2002	3,146
18 April 2002	3,200

The Company was advised of these transactions on 19 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

19 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,364,181 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
12 April 2002	50,796
16 April 2002	3,146
18 April 2002	3,200

The Company was advised of these transactions on 19 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

19 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,364,181 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
12 April 2002	50,796
16 April 2002	3,146
18 April 2002	3,200

The Company was advised of these transactions on 19 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

19 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,364,181 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
12 April 2002	50,796
16 April 2002	3,146
18 April 2002	3,200

The Company was advised of these transactions on 19 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

19 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,421,323 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
05 April 2002	11,600
09 April 2002	6,700

The Company was advised of these transactions on 11 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

12 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,421,323 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
05 April 2002	11,600
09 April 2002	6,700

The Company was advised of these transactions on 11 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

12 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,421,323 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
05 April 2002	11,600
09 April 2002	6,700

The Company was advised of these transactions on 11 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

12 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,421,323 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
05 April 2002	11,600
09 April 2002	6,700

The Company was advised of these transactions on 11 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

12 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,421,323 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
05 April 2002	11,600
09 April 2002	6,700

The Company was advised of these transactions on 11 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

12 April 2002

AVS No: 909455

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,439,623 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
02 April 2002	15,040
03 April 2002	30,000
04 April 2002	14,400

The Company was advised of these transactions on 04 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

04 April 2002

AVS No: 909455

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,439,623 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
02 April 2002	15,040
03 April 2002	30,000
04 April 2002	14,400

The Company was advised of these transactions on 04 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

04 April 2002

AVS No: 909455

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,439,623 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
02 April 2002	15,040
03 April 2002	30,000
04 April 2002	14,400

The Company was advised of these transactions on 04 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

04 April 2002

AVS No: 909455

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,439,623 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
02 April 2002	15,040
03 April 2002	30,000
04 April 2002	14,400

The Company was advised of these transactions on 04 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

04 April 2002

AVS No: 909455

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,439,623 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
02 April 2002	15,040
03 April 2002	30,000
04 April 2002	14,400

The Company was advised of these transactions on 04 April 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

04 April 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,499,063 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 March 2002	14,600
27 March 2002	800

The Company was advised of these transactions on 28 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

28 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,499,063 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 March 2002	14,600
27 March 2002	800

The Company was advised of these transactions on 28 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

28 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,499,063 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 March 2002	14,600
27 March 2002	800

The Company was advised of these transactions on 28 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

28 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,499,063 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 March 2002	14,600
27 March 2002	800

The Company was advised of these transactions on 28 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

28 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,499,063 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 March 2002	14,600
27 March 2002	800

The Company was advised of these transactions on 28 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

28 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,514,463 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
18 March 2002	10,000
19 March 2002	12,000
20 March 2002	2,400

The Company was advised of these transactions on 21 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

22 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,514,463 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
18 March 2002	10,000
19 March 2002	12,000
20 March 2002	2,400

The Company was advised of these transactions on 21 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

22 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,514,463 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
18 March 2002	10,000
19 March 2002	12,000
20 March 2002	2,400

The Company was advised of these transactions on 21 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

22 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,514,463 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
18 March 2002	10,000
19 March 2002	12,000
20 March 2002	2,400

The Company was advised of these transactions on 21 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

22 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,514,463 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
18 March 2002	10,000
19 March 2002	12,000
20 March 2002	2,400

The Company was advised of these transactions on 21 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

22 March 2002

The user advises that the following replaces the Director Shareholding announcement released on 14 March at 15.58pm under RNS No. 0007T. The date of Transfer section should include the date of 14 March 2002 with the number of ordinary shares being 28,000. All the details remain unchanged. The full amended text appears below.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,538,863 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2002	6,200
08 March 2002	52,800
11 March 2002	48,197
12 March 2002	7,400
13 March 2002	51,444
14 March 2002	28,000

The Company was advised of these transactions on 14 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

14 March 2002

The user advises that the following replaces the Director Shareholding announcement released on 14 March at 15.58pm under RNS No. 0007T. The date of Transfer section should include the date of 14 March 2002 with the number of ordinary shares being 28,000. All the details remain unchanged. The full amended text appears below.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,538,863 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2002	6,200
08 March 2002	52,800
11 March 2002	48,197
12 March 2002	7,400
13 March 2002	51,444
14 March 2002	28,000

The Company was advised of these transactions on 14 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

14 March 2002

The user advises that the following replaces the Director Shareholding announcement released on 14 March at 15.58pm under RNS No. 0007T. The date of Transfer section should include the date of 14 March 2002 with the number of ordinary shares being 28,000. All the details remain unchanged. The full amended text appears below.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,538,863 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2002	6,200
08 March 2002	52,800
11 March 2002	48,197
12 March 2002	7,400
13 March 2002	51,444
14 March 2002	28,000

The Company was advised of these transactions on 14 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

14 March 2002

The user advises that the following replaces the Director Shareholding announcement released on 14 March at 15.58pm under RNS No. 0007T. The date of Transfer section should include the date of 14 March 2002 with the number of ordinary shares being 28,000. All the details remain unchanged. The full amended text appears below.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,538,863 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2002	6,200
08 March 2002	52,800
11 March 2002	48,197
12 March 2002	7,400
13 March 2002	51,444
14 March 2002	28,000

The Company was advised of these transactions on 14 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

14 March 2002

The user advises that the following replaces the Director Shareholding announcement released on 14 March at 15.58pm under RNS No. 0007T. The date of Transfer section should include the date of 14 March 2002 with the number of ordinary shares being 28,000. All the details remain unchanged. The full amended text appears below.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,538,863 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2002	6,200
08 March 2002	52,800
11 March 2002	48,197
12 March 2002	7,400
13 March 2002	51,444
14 March 2002	28,000

The Company was advised of these transactions on 14 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

14 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,538,863 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2002	6,200
08 March 2002	52,800
11 March 2002	48,197
12 March 2002	7,400
13 March 2002	51,444

The Company was advised of these transactions on 14 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

14 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,538,863 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2002	6,200
08 March 2002	52,800
11 March 2002	48,197
12 March 2002	7,400
13 March 2002	51,444

The Company was advised of these transactions on 14 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

14 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,538,863 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2002	6,200
08 March 2002	52,800
11 March 2002	48,197
12 March 2002	7,400
13 March 2002	51,444

The Company was advised of these transactions on 14 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

14 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,538,863 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2002	6,200
08 March 2002	52,800
11 March 2002	48,197
12 March 2002	7,400
13 March 2002	51,444

The Company was advised of these transactions on 14 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

14 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,538,863 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2002	6,200
08 March 2002	52,800
11 March 2002	48,197
12 March 2002	7,400
13 March 2002	51,444

The Company was advised of these transactions on 14 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

14 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,732,904 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
27 February 2002	31,000
01 March 2002	20,100
04 March 2002	18,665
05 March 2002	16,300
06 March 2002	12,900

The Company was advised of these transactions on 07 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

07 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,732,904 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
27 February 2002	31,000
01 March 2002	20,100
04 March 2002	18,665
05 March 2002	16,300
06 March 2002	12,900

The Company was advised of these transactions on 07 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

07 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,732,904 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
27 February 2002	31,000
01 March 2002	20,100
04 March 2002	18,665
05 March 2002	16,300
06 March 2002	12,900

The Company was advised of these transactions on 07 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

07 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,732,904 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
27 February 2002	31,000
01 March 2002	20,100
04 March 2002	18,665
05 March 2002	16,300
06 March 2002	12,900

The Company was advised of these transactions on 07 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

07 March 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,732,904 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
27 February 2002	31,000
01 March 2002	20,100
04 March 2002	18,665
05 March 2002	16,300
06 March 2002	12,900

The Company was advised of these transactions on 07 March 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

07 March 2002